Form 40-F
period 2016-12-31
CRH Medical Corp
filed 2017-03-30
CIK 1461119

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016	Commission File Number 001-37542

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
(604) 633-1440

(Address and telephone number of Registrant’s principal executive offices)

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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

The Registrant had 72,745,939 Common Shares outstanding as at December 31, 2016.

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

Disclosure controls and procedures are defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the Securities and Exchange Commission (the “Commission”) as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Registrant’s reports and filings is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures and have concluded that such disclosure controls and procedures were effective as at December 31, 2016. See “Disclosure Controls and Procedures (DCP) and Internal Controls over Financial Reporting (ICFR)” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2016, filed as Exhibit No. 1.3 to this Annual Report on Form 40-F.

B.	Management’s Annual Report on Internal Control over Financial Reporting

The Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as prepared by the International Accounting Standards Board. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Registrant’s management has evaluated the design and operation of its internal control over financial reporting as of December 31, 2016 and has concluded that such internal control over financial reporting was effective as of December 31, 2016. This assessment was based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. See “Disclosure Controls and Procedures (DCP) and Internal Controls over Financial Reporting (ICFR)” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2016, filed as Exhibit No. 1.3 to this Annual Report on Form 40-F.

C.	Attestation Report of the Registered Public Accounting Firm

The Registrant will not be required to comply with the auditor attestation requirements of the U.S. Sarbanes-Oxley Act of 2002 for so long as the Registrant remains an “emerging growth company” under the Jumpstart Our Business & Startups Act.

There were no changes in the Registrant’s internal control over financial reporting that occurred during the period covered by this Annual Report on Form 40-F that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

D.	Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2016.

E.	Audit Committee Financial Expert

The Board has determined that Todd Patrick is an audit committee financial expert within the meaning of General Instruction B(8)(b) of Form 40-F under the Exchange Act. Todd Patrick is “independent” within the meaning of Rule 10A-3 under the Exchange Act and the listing standards of the NYSE MKT. The Commission has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the Audit Committee and the Board who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the Audit Committee or the Board.

F.	Code of Ethics

The Registrant’s code of ethics, the “Code of Business Conduct and Ethics”, is applicable to all of its employees including the Chief Executive Officer, Chief Financial Officer, other senior officers and members of the Board. The Code of Business Conduct and Ethics can be viewed on the Registrant’s website at http://investors.crhsystem.com under “About Us – Corporate Governance – Code of Business Conduct and Ethics”. Principal Accountant Fees and Services

G.	Principal Accountant Fees and Services

(all amounts are in Canadian dollars unless otherwise indicated)

Audit Fees

The aggregate fees billed by KPMG LLP for professional services rendered for the audit of the Registrant’s annual financial statements, including services related thereto and services provided in connection with the statutory and regulatory filings for those fiscal years, were $304,000 for the fiscal year ended December 31, 2016 and $372,000 for the fiscal year ended December 31, 2015.

Audit-Related Fees

The aggregate fees billed by KPMG LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported as “Audit Fees” were $nil for the fiscal year ended December 31, 2016 and $nil for the fiscal year ended December 31, 2015.

Tax Fees

The aggregate fees billed by KPMG LLP for professional services rendered for tax compliance, tax advice and tax planning were $69,831 for the fiscal year ended December 31, 2016 and $79,482 for the fiscal year ended December 31, 2015. Tax services included all services performed by KPMG LLP in connection with tax planning, compliance and advice.

All Other Fees

The aggregate fees billed by KPMG LLP for services other than those reported in the preceding three paragraphs were $nil for the fiscal year ended December 31, 2016 and $nil for the fiscal year ended December 31, 2015.

Audit Committee Pre-Approval Policies and Procedures

All non-audit services performed by KPMG LLP for the fiscal year ended December 31, 2016 were pre-approved by the Audit Committee of the Registrant. It is the Registrant’s policy that all non-audit services performed by KPMG LLP will continue to be pre-approved by the Audit Committee.

H.	Off-Balance Sheet Arrangements

The Registrant does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations, financial condition, changes in financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

I.	Tabular Disclosure of Contractual Obligations

See “Liquidity and Capital Resources” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2016 filed as Exhibit 1.3 to this Annual Report on Form 40-F.

J.	Identification of Audit Committee

The Registrant has established a separately-designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. Each of the following directors serves on the audit committee: Dr. Anthony F. Holler, Todd Patrick and Ian Webb. The Board has determined that all of the members of the Audit Committee are “independent” within the meaning of Rule 10A-3 under the Exchange Act and the listing standards of the NYSE MKT. See “Directors and Officers” and “Audit Committee Information” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2016, which is filed as Exhibit 1.1 to this Annual Report on Form 40-F.

K.	NYSE MKT Exemption

Section 123 of the NYSE MKT Company Guide requires a quorum of not less than 33 1/3% of a listed company’s shares issued and outstanding entitled to vote at a meeting of the shareholders. Under the Registrant’s articles, quorum for a meeting of the Registrant’s shareholders is two shareholders, or one or more proxyholders representing two shareholders, or one shareholder and a proxyholder representing another shareholder and in any such case, such shareholders or proxyholders in attendance at the meeting must hold or represent in the aggregate at least 25% of the eligible vote. As permitted under Section 110 of the NYSE MKT Company Guide, the Registrant intends to continue to follow this practice with respect to quorum requirements in lieu of those required by the NYSE MKT listing rules. The Registrant’s quorum requirements are not prohibited by the requirements of the Business Corporations Act (British Columbia). The rules of the Toronto Stock Exchange, upon which the common shares are also listed, do not contain specific quorum requirements.

Interactive Data File

The Registrant is not currently required to submit to the Commission, or post to its corporate website, an Interactive Data File.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B.	Consent to Service of Process

The Registrant has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X in connection with its common shares. Any change to the name or address of the agent for service of process shall be communicated promptly to the Commission by an amendment to the Form F-X.

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit No.	Description

1.1	Annual Information Form for the fiscal year ended December 31, 2016.

1.2	Audited Consolidated Financial Statements for the fiscal years ended December 31, 2016 and 2015.

1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2016.

23.1	Consent of KPMG LLP.

31.1	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibits 1.1, 1.2 and 1.3 are incorporated by reference into the Registrant's Registration Statements on Form S-8 (File No. 333-206945 and File No. 333-206946) that have been filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 30, 2017

CRH MEDICAL CORPORATION

By:	/s/ Edward Wright
	Name:	Edward Wright
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Annual Information Form for the fiscal year ended December 31, 2016.

1.2	Audited Consolidated Financial Statements for the fiscal years ended December 31, 2016 and 2015.

1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2016.

23.1	Consent of KPMG LLP.

31.1	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibits 1.1, 1.2 and 1.3 are incorporated by reference into the Registrant's Registration Statements on Form S-8 (File No. 333-206945 and File No. 333-206946) that have been filed with the Securities and Exchange Commission.