Form 40-F
period 2017-12-31
CRH Medical Corp
filed 2018-03-29
CIK 1461119

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017	Commission File Number 001-37542

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

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares, no par value	NYSE American

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

The Registrant had 73,018,588 Common Shares outstanding as at December 31, 2017.

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

Yes ☐                       No ☐

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company    ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant Section 13(a) of the Exchange Act. ☐

*The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to the Accounting Standards Codification after April 5, 2012.

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

The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures and have concluded that such disclosure controls and procedures were effective as at December 31, 2017. See “Disclosure Controls and Procedures (DCP) and Internal Controls over Financial Reporting (ICFR)” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2017, filed as Exhibit No. 1.3 to this Annual Report on Form 40-F.

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

The Registrant’s management has evaluated the design and operation of its internal control over financial reporting as of December 31, 2017 and has concluded that such internal control over financial reporting was effective as of December 31, 2017. This assessment was based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. See “Disclosure Controls and Procedures (DCP) and Internal Controls over Financial Reporting (ICFR)” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2017, filed as Exhibit No. 1.3 to this Annual Report on Form 40-F.

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

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2017.

F.	Audit Committee Financial Expert

The Board has determined that Todd Patrick is an audit committee financial expert within the meaning of General Instruction B(8)(b) of Form 40-F under the Exchange Act. Todd Patrick is “independent” within the meaning of Rule 10A-3 under the Exchange Act and the listing standards of the NYSE American.

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

(all amounts are in Canadian dollars unless otherwise indicated)

Audit Fees

The aggregate fees billed by KPMG LLP for professional services rendered for the audit of the Registrant’s annual financial statements, including services related thereto and services provided in connection with the statutory and regulatory filings for those fiscal years, were $354,250 for the fiscal year ended December 31, 2017 and $304,000 for the fiscal year ended December 31, 2016.

Audit-Related Fees

The aggregate fees billed by KPMG LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported as “Audit Fees” were $nil for the fiscal year ended December 31, 2017 and $nil for the fiscal year ended December 31, 2016.

Tax Fees

The aggregate fees billed by KPMG LLP for professional services rendered for tax compliance, tax advice and tax planning were $90,876 for the fiscal year ended December 31, 2017 and $69,831 for the fiscal year ended December 31, 2016. Tax services included all services performed by KPMG LLP in connection with tax planning, compliance and advice.

All Other Fees

The aggregate fees billed by KPMG LLP for services other than those reported in the preceding three paragraphs were $nil for the fiscal year ended December 31, 2017 and $nil for the fiscal year ended December 31, 2016.

Audit Committee Pre-Approval Policies and Procedures

All non-audit services performed by KPMG LLP for the fiscal year ended December 31, 2017 were pre-approved by the Audit Committee of the Registrant. It is the Registrant’s policy that all non-audit services performed by KPMG LLP will continue to be pre-approved by the Audit Committee.

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

J.	Tabular Disclosure of Contractual Obligations

See “Liquidity and Capital Resources” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2017 filed as Exhibit 1.3 to this Annual Report on Form 40-F.

K.	Identification of Audit Committee

The Registrant has established a separately-designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. Each of the following directors serves on the audit committee: Dr. Anthony F. Holler, Todd Patrick and Ian Webb. The Board has determined that all of the members of the Audit Committee are “independent” within the meaning of Rule 10A-3 under the Exchange Act and the listing standards of the NYSE American. See “Directors and Officers” and “Audit Committee Information” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2017, which is filed as Exhibit 1.1 to this Annual Report on Form 40-F.

L.	NYSE American Exemption

Section 123 of the NYSE American Company Guide requires a quorum of not less than 33 1/3% of a listed company’s shares issued and outstanding entitled to vote at a meeting of the shareholders. Under the Registrant’s articles, quorum for a meeting of the Registrant’s shareholders is two shareholders, or one or more proxyholders representing two shareholders, or one shareholder and a proxyholder representing another shareholder and in any such case, such shareholders or proxyholders in attendance at the meeting must hold or represent in the aggregate at least 25% of the eligible vote. As permitted under Section 110 of the NYSE American Company Guide, the Registrant intends to continue to follow this practice with respect to quorum requirements in lieu of those required by the NYSE American listing rules. The Registrant’s quorum requirements are not prohibited by the requirements of the Business Corporations Act (British Columbia). The rules of the Toronto Stock Exchange, upon which the common shares are also listed, do not contain specific quorum requirements.

M.	Interactive Data File

The Registrant is submitting as Exhibit 101 to this annual report on Form 40-F, and posting to its corporate website at http://investors.crhsystem.com, its first Interactive Data File.

N.	Mine Safety

The Registrant is not required to disclose the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

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

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit No.	Description

1.1	Annual Information Form for the fiscal year ended December 31, 2017.

1.2	Audited Consolidated Financial Statements for the fiscal years ended December 31, 2017 and 2016.

1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2017.

23.1	Consent of KPMG LLP.

31.1	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Calculation Linkbase Document

101.DEF	XBRL Taxonomy Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Exhibits 1.1, 1.2 and 1.3 are incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File No. 333-206945, File No. 333-206946, File No. 333-218971, and File No. 333-218985) that have been filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 29, 2018

CRH MEDICAL CORPORATION
By:	/s/ Edward Wright
	Name:	Edward Wright
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Annual Information Form for the fiscal year ended December 31, 2017.

1.2	Audited Consolidated Financial Statements for the fiscal years ended December 31, 2017 and 2016.

1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2017.

23.1	Consent of KPMG LLP.

31.1	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Calculation Linkbase Document

101.DEF	XBRL Taxonomy Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Exhibits 1.1, 1.2 and 1.3 are incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File No. 333-206945, File No. 333-206946, File No. 333-218971, and File No. 333-218985) that have been filed with the Securities and Exchange Commission.